May 5, 2013

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

TriCor Strategic Allocation Fund

Ladies and Gentlemen:

On behalf of TriCor Strategic Allocation Fund (the "Registrant"), we hereby file Pre-Effective Amendment No. 1 (the “Amendment”) to a registration statement on Form N-2 (“Registration Statement”).  The purpose of this filing is to make conforming edits in response to SEC Staff comments received by letter dated November 26, 2013.

If you have any questions concerning this filing, please contact Tanya L. Goins at (202) 973-2722 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/Tanya L. Goins, Esq.
Tanya L. Goins, Esq.

263697.3